November 14, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS REVENUES INCREASE BY 46% TO $16.3 MILLION,
EARNINGS FROM MINING OPERATIONS INCREASE BY 78% TO $8.3 MILLION IN THIRD
QUARTER OF 2011

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; or “the Company”) announces the financial results for the three and nine months ended September 30, 2011. Great Panther is pleased to report revenues for the nine months ended September 30, 2011 of $40.3 million, representing a 42% increase over the same period in the prior year. The Company also significantly grew earnings from mining operations to $20.9 million for the nine month period, a 97% increase over the comparable period in 2010. Revenues for the three months ended September 30, 2011 increased by 46% to a record $16.3 million, while earnings from mining operations increased by 78% to $8.3 million. Working capital increased to $53.8 million from $18.8 million at December 31, 2010. The full version of the financial statements and management’s discussion and analysis can be viewed on the Company’s website at www.greatpanther.comor on SEDAR at www.sedar.com.

“We are extremely pleased that our financial results continue to show significant growth in our revenues and earnings”, stated Robert Archer, President and CEO. “The partial draw-down of concentrate inventory at Guanajuato during the latter half of the third quarter resulted in near-normal shipments for the period and brought stability back to our revenue stream.”

“Recent discoveries of high grade silver and gold mineralization have been accessed in an extention of our Cata Mine in Guanajuato, which should contribute to higher grades and improved metal output in the coming quarters”, added Mr. Archer. “In addition, we are very excited about the prospects for our San Ignacio and Santa Rosa properties which are located within trucking distance to our Guanajuato Mine Complex. The initial resource estimate at San Ignacio is an excellent start in proving up this new discovery for Great Panther, and we have accelerated our drilling program as a result.”

2011 THIRD QUARTER HIGHLIGHTS

  46% increase in revenue to a record $16.3 million.

  78% increase in gross profit (earnings from mining operations) to $8.3 million.

  81% increase in Adjusted EBITDA (refer to “Non-GAAP Measures” below) to $7.9 million.

  12% increase in net income to $3.4 million ($0.03 per share).

  Cash and cash equivalents increased to $35.1 million at September 30, 2011, from $14.0 million at December 31, 2010.

  Working capital has increased to $53.8 million.

  Consolidated cash cost per ounce of silver, net of by-product credits, was US$9.02, a 33% increase from Q3 2010 but a 24% decrease from the second quarter 2011.

  16% increase in plant throughput at both operations to 53,375 tonnes from 46,039 tonnes for the third quarter 2010.

  18% decrease in overall metal production to 484,550 silver equivalent ounces (“Ag eq oz”) from 588,454 Ag eq oz for third quarter of 2010.

  2% decrease in overall metal production to 1.65 million Ag eq oz for the nine-months ended September 30, 2011 compared to a year ago. This decrease is mainly due to lower grades at the Company’s Guanajuato mine during the third quarter of 2011.

  On July 12, 2011, the Company purchased the new Santa Rosa silver-gold project totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato, Mexico for US$1.5 million, subject to a 1.3% NSR, thereby increasing land holdings in Guanajuato by 136%.

  On August 30, 2011, the Company announced the discovery of additional high grade silver-gold mineralization in an extension of the Cata Mine in the core of the Company’s Guanajuato Mine Complex.

After the end of the third quarter, the Company announced the following developments:

  On October 11, 2011, the Company reported an initial NI 43-101 compliant mineral resource estimate, comprising Inferred Mineral Resources of 4.5 million Ag eq oz, for its San Ignacio project in Guanajuato.

  On October 13, 2011, the Company reported third quarter production figures and revised its production guidance for fiscal 2011 to approximately 2.2 million Ag eq oz.

  On October 19, 2011, the Company extended the strike length of the silver-gold veins at its San Ignacio property in Guanajuato by 50% or 150 metres.

		C hange from		C hange from
			9 M onths	9 M onths
			Ended	Ended
Highlights	Q3 2011	Q3 2010	Sep 30, 2011	Sep 30, 2010

Revenue	$16,278,360	46%	$40,298,334	42%
Earnings from mining operations	$8,320,291	78%	$20,883,741	97%
Net income	$3,414,641	12%	$12,924,669	54%
Adjusted EBITDA (1)	$7,880,307	81%	$18,748,200	93%
Earnings per share - basic	$0.03	0%	$0.10	43%
Earnings per share - diluted	$0.02	-33%	$0.10	43%
Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	343,768	-10%	1,140,618	-1%
Silver equivalent ounces produced (2)	484,550	-18%	1,654,719	-2%
Silver payable ounces (3)	364,684	0%	907,037	-14%
Total cash cost per silver ounce (USD) (4)	$9.02	33%	$10.02	41%
Average revenue per silver ounce sold	$35.38	63%	$36.36	89%

(1)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock- based compensation expense, foreign exchange gains or losses, and non-recurring items. Refer to the “Non-IFRS Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

(2)	Silver equivalent ounces in 2011 were established using prices of US$1,200 per oz of gold, US$20 per oz of silver, US$0.90 per lb of lead, and US$0.90 per lb of zinc.

(3)

Silver payable ounces represent the silver sold during each period. Due to the partial drawdown of concentrate inventory in the third quarter, the silver payable ounces is higher than the silver ounces produced for the period.

(4)

“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

OUTLOOK

Following four years of rapid growth in metal production, the first nine months of 2011 has been a period of consolidation. Throughput has continued to climb by over 20%, however this has been offset by a drop in ore grades at both operations. The latter is being addressed and management expects an improvement in grades in the coming quarters.

Key to the success of the Company’s growth strategy is the delineation of new NI 43-101 compliant Mineral Resources and continuous improvements in mine production. To this end, exploration drilling has been accelerated, mineral resources have been added, and further resource updates are expected in the following quarters. The 2012 mine plans will be confirmed once the drill results for the current programs have been interpreted, and mineral resources are updated. Published resources do not include estimates for the Guanajuatito area and these will be included in the upcoming resource update. The Company continues to work towards achieving the goals of its growth strategy for its operations.

High grade silver-gold mineralization has been discovered in an extension of the Cata Mine in the core of the Guanajuato Mine Complex. The discovery was made during the course of a detailed deep drilling program being conducted at 12.5 to 25 metre intervals from several drill stations in the Cata Mine access ramp at the 510 metre level, the deepest mining development to date. The drilling program, covering an area of approximately 70 metres down-dip and 100 metres along strike, has been successful in extending silver-gold mineralization below the current level of mining and the existing mineral resource/reserve estimate. Highlights of the discovery include Alto 2 zone intersections from UG11-135 that returned 29.44g/t gold and 6,447g/t silver over a width of 3.20 metres, and UG11-137 that returned 7.38g/t gold and 2,114g/t silver over a width of 5.40 metres. The Alto 1a zone in UG11-137 returned 1.82g/t gold and 485g/t silver over a width of 4.80 metres, while the Veta Madre zone in UG11-133 returned 6.02g/t gold and 1,347g/t silver over a width of 2.25 metres. These zones have already been accessed by mine development and management believes that they will contribute to improved grades during the fourth quarter and into 2012.

The NI 43-101 compliant Mineral Resource for Topia supports current and future mine expansions and the plant capacity has been increased to accommodate the planned expansions. The NI 43-101 resource estimates for Guanajuato support current production and plant capacity has already exceeded what is required to achieve the future targets.

Drilling has been accelerated at the San Ignacio advanced exploration property, where an initial mineral resource estimate of 4.5 million Ag eq oz has been released (see news release dated October 11, 2011). Seven silver-gold mineralized zones, some stretching over the 450 metre strike length of the present drilling and up to nine metres true width, have been identified. The mineralization remains open over the entire four kilometre property. Further updates will be released as new results are compiled and interpreted. This and the prospective Santa Rosa property provide significant upside potential for future growth for the Guanajuato operations.

During the second quarter the Company experienced delays in concentrate shipments from its Guanajuato mine because of issues stemming from its metal trader’s smelter. In response to those delays the Company has been working directly with other metal traders and smelters to sell the excess inventory. Consequently, during the third quarter, the Company has made new arrangements to sell additional concentrates from the Company’s Guanajuato operations. The Company expects that these arrangements will enable the sale of the majority of the excess concentrate inventory through the remainder of 2011.

For the first nine months of 2011, the Company’s overall metal production was 1.65 million Ag eq oz as compared to 1.69 million Ag eq oz for the same period in 2010. Production for the fourth quarter is expected to improve to 550,000 Ag eq oz for a year-end total of approximately 2.2 million Ag eq oz. Production targets for 2012 and beyond are currently under review and management expects to provide further guidance late in the fourth quarter.

CONFERENCE CALL TO REVIEW THIRD QUARTER 2011 FINANCIAL RESULTS

The Company will hold a conference call to discuss the financial results tomorrow, November 15, at 7 AM Pacific Time 10:00 AM Eastern Time. Hosting the call will be Mr. Robert Archer, President and Chief Executive Officer and Mr. Martin Carsky, Executive Vice President and Chief Financial Officer.

Management welcomes interested shareholders, analysts, investors and media to join the live conference call by dialing just prior to the starting time.

Dial in number (Toll Free): 1-877-407-9205
Dial in number (International): +1-201-689-8054
No passcode is required

Replay number (Toll Free): 1-877-660-6853
Replay number (International): +1-201-612-7415
Replay Passcodes (both are required for playback):
Account #: 286
Conference ID #: 382663

A replay of the teleconference call will be available on November 15, 2011 from 10:00 AM Pacific Time, 1:00 PM Eastern Time until November 29, 2011 by dialing the numbers above. In addition, the call will be archived on the Company's website.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial results discussed in this press release have been prepared in accordance with IFRS standards applicable to the preparation of interim financial information as required for all publicly traded companies in Canada in 2011. Readers should note that some comparative figures in this press release and the Company’s financial statements and Management Discussion and Analysis (“MD&A”) have been restated to reflect IFRS. Please refer to the Company’s Condensed Consolidated Interim Financial Statements and MD&A for the three and nine months ended September 30, 2011 for a detailed description of the Company’s accounting policies under IFRS and for disclosures and reconciliation of the impact of IFRS on previously reported results.

NON-GAAP MEASURES

The discussion of financial results in this press release includes reference to Adjusted EBITDA and Cash Cost per Ounce which are non-GAAP measures. The Company provides these measures to provide additional information regarding Company’s financial results and performance. Please refer to the Company’s MD&A for the three and nine months ended September 30, 2011 for a definition and reconciliation of these measures to reported GAAP results.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange, trading under the symbol GPR and on the NYSE Amex, trading under the symbol GPL. The Company’s current activities are focused on the mining of precious and base metals from its two wholly-owned operating mines in Mexico. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties.

Great Panther’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

All shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request. Should you wish to receive Great Panther Silver’s Financial Statements or the Annual Report on Form 20-F in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604-685-6465, fax 604-899-4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

“Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of Canadian Dollars, except per share data)
September 30, 2011, December 31, 2010 and January 1, 2010 (Unaudited)

	September 30,	December 31,	January 1,
	2011	2010	2010

Assets

Current assets:
Cash and cash equivalents	$35,074	$13,967	$13,312
Restricted cash	120	151	-
Investments	49	200	23
Trade and other receivables	14,612	9,635	5,539
Income taxes recoverable	296	239	342
Inventories	6,636	2,615	1,438
Prepaid expenses, deposits and advances	1,868	1,240	1,585
	58,655	28,047	22,239
Non-current assets:
Mineral properties, plant and equipment	36,345	27,277	19,212
Intangible assets	513	127	102
	36,858	27,404	19,314

	$95,513	$55,451	$41,553

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables, including derivatives	$4,664	$4,758	$2,631
Capital lease obligations	208	369	801
Promissory notes	-	373	122
Convertible loan notes	-	3,716	-
Current tax liability	-	19	27
	4,872	9,235	3,581
Non-current liabilities:
Capital lease obligations	-	128	63
Promissory notes	-	77	118
Convertible loan notes	-	-	3,103
Reclamation and remediation provision	1,758	1,955	2,086
Deferred tax liability	-	-	2,162
	1,758	2,160	7,532
Shareholders’ equity:
Share capital	117,601	83,470	75,910
Reserves	5,378	7,607	12,211
Deficit	(34,096)	(47,021)	(57,681)
	88,883	44,056	30,440

	$95,513	$55,451	$41,553

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in Thousands of Canadian Dollars, except per share data)
For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Revenue	$16,278	$11,165	$40,298	$28,397
Cost of sales:
Cost of sales	6,581	5,367	16,605	14,801
Amortization and depletion of mineral properties, plant and equipment	1,377	1,119	2,809	2,976
	7,958	6,486	19,414	17,777

Gross profit	8,320	4,679	20,884	10,620

General and administrative expenses	2,134	1,550	5,505	4,169

Finance and other income (expenses):
Interest income	128	40	289	83
Finance costs	(17)	(283)	(308)	(805)
Foreign exchange gain (loss)	(3,143)	303	(2,498)	706
Other income (expense)	153	(130)	177	(131)
	(2,879)	(70)	(2,340)	(147)

Income before income taxes	3,307	3,059	13,039	6,304

Income tax recovery (expense):
Current income tax recovery (expense)	108	(9)	(114)	(107)
Deferred income tax recovery	-	-	-	2,198
	108	(9)	(114)	2,091
Income for the period	3,415	3,050	12,925	8,395

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(223)	(634)	(721)	(4,287)
Net change in fair value of available-for-sale financial assets	(28)	-	(134)	(107)
	(251)	(634)	(855)	(4,394)

Comprehensive income for the period	$3,164	$2,416	$12,070	$4,001

Earnings per share
Basic	$0.03	$0.03	$0.10	$0.07
Diluted	$0.02	$0.03	$0.10	$0.07

Weighted average number of common shares
Basic	134,513,598	114,049,485	129,226,764	113,332,904
Diluted	137,834,462	115,752,734	134,491,829	115,590,435

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Thousands of Canadian Dollars, except per share data)
For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Cash flows provided by operating activities:

Income for the period	$3,415	$3,050	$12,925	$8,395
Items not involving cash:
Amortization expenses	1,413	1,054	2,903	3,014
Foreign exchange (gains) losses	2,006	32	2,198	42
Deferred tax liability	-	-	-	(2,197)
Accretion on reclamation and remediation provision	11	10	34	33
Share-based payments	-	272	-	288
Interest accretion on convertible loan notes	-	240	239	522
Loss (gain) on disposal of capital assets	-	-	-	1
Shares received for mineral property and capital expenditures	-	-	-	(23)
	6,845	4,658	18,299	10,075
Changes in non-cash operating working capital:
Trade and other receivables	(3,222)	(2,134)	(4,977)	(3,683)
Income taxes recoverable	(36)	42	(57)	165
Inventories	748	(193)	(3,079)	(987)
Prepaid expenses, deposits and advances	223	808	(628)	543
Trade and other payables, including derivatives	(147)	(103)	(94)	606
Current tax liability	(128)	-	(19)	57
Net cash provided by operating activities	4,283	3,078	9,445	6,776

Cash flows used in investing activities:
Intangible assets	(133)	-	(454)	(32)
Mineral properties and capital expenditures	(6,314)	(4,493)	(15,726)	(11,001)
Restricted cash	(14)	(154)	31	(154)
Net cash used in investing activities	(6,461)	(4,647)	(16,149)	(11,187)

Cash flows from financing activities:
Repayment of capital lease obligations	(65)	(273)	(287)	(720)
Repayment of promissory notes	-	(100)	(448)	(222)
Repayment of convertible loan notes	-	(81)	(61)	(81)
Proceeds from exercise of options	394	543	2,308	1,069
Proceeds from exercise of warrants	505	-	4,056	473
Issuance of shares for cash, net of issue costs	-	-	22,500	(32)
Net cash provided by financing activities	834	89	28,068	487
Effect of exchange rate changes on cash and cash equivalents	(342)	(39)	(257)	(24)
Increase (decrease) in cash and cash equivalents	(1,686)	(1,519)	21,107	(3,948)

Cash and cash equivalents, beginning of period	36,760	10,883	13,967	13,312

Cash and cash equivalent, end of period	$35,074	$9,364	$35,074	$9,364